September 6, 2005

PROGRAM EVALUATING CLOPIDOGRELIN THE PREVENTION OF VASCULAR EVENTS IN ATRIAL FIBRILLATION PATIENTS : THE ACTIVE TRIAL

- DISCONTINUATION OF ACTIVE-W ARM -

- ACTIVE-A AND ACTIVE-I OF THE PROGRAM TO CONTINUE -

You would find following the content of a press release issued by Mc Master University, regarding the Active-W arm of the Active trial program.

“Study treatments for the ACTIVE W arm of the ACTIVE (Atrial Fibrillation Clopidogrel Trial with Irbesartan for Prevention of Vascular Events) trial programme has been discontinued due to a significant difference in efficacy in favour of oral anticoagulation (OAC) over antiplatelet therapy [clopidogrel plus aspirin)]. This decision was endorsed by the Steering Committee, based on the recommendation of the Data Safety Monitoring Board (DSMB) after an interim analysis. The DSMB also recommended continuation of the two other components of the ACTIVE programme. The Steering Committee agreed with the recommendation to discontinue study treatments for ACTIVE W and endorsed the recommendation to continue the ACTIVE A and ACTIVE I trials.

“In the ACTIVE W trial, most of the patients had been receiving OAC prior to entry into the trial. These patients achieved high levels of compliance to OAC in the recommended therapeutic range. In the ACTIVE-W trial, a clear benefit in favour of OAC was evident” said Salim Yusuf PhD, Chairman of the Steering Committee for the ACTIVE trial programme. Stuart Connolly MD, Principal Investigator of the programme, emphasized that “It is important to continue the ACTIVE A and ACTIVE I parts of the study programme to evaluate the potential role which clopidogrel can play in the management of atrial fibrillation patients who are intolerant to oral anticoagulants and to understand the role of irbesartan in patients with atrial fibrillation”.

Clinical guidelines recommend the use of OAC therapy for most patients with atrial fibrillation in order to prevent embolic events. However, OAC therapy is associated with a narrow therapeutic window, requires regular monitoring and is contraindicated in some patients. Aspirin is an option in patients who cannot tolerate OACs. The ACTIVE trial programme is designed to evaluate the appropriate place of clopidogrel plus aspirin in the prevention of embolic events in atrial fibrillation patients.

ACTIVE is a phase III multicenter, multinational clinical development programme that includes three trials. In ACTIVE A, clopidogrel plus aspirin is compared with aspirin alone in patients who have a contraindication for OACs or are unwilling to take an OAC, with the hypothesis that clopidogrel + aspirin would be superior to aspirin. ACTIVE I is evaluating whether the angiotensin II receptor antagonist, irbesartan, is superior to placebo (in addition to usual blood pressure lowering therapy) in preventing vascular events in patients with atrial fibrillation.

The ACTIVE trial programme is being conducted at more than 600 sites worldwide in 30 countries.

Atrial fibrillation is the most common chronic cardiac rhythm disturbance and it is responsible for a substantial amount of morbidity, disability and mortality in the general population.

The ACTIVE study is supported by a grant from sanofi-aventis and Bristol-Myers Squibb Company”.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

About sanofi-aventis

Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY)

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com